Exhibit 99.3

PEMBINA PIPELINE CORPORATION

(the "Corporation")

CERTIFICATE OF OFFICER

RE:	Annual Meeting of Shareholders of the Corporation to be held on Tuesday, May 22, 2012 (the "Meeting")

The undersigned, Robert B. Michaleski, being the Chief Executive Officer of the Corporation, hereby certifies for and on behalf of the Corporation and not in any personal capacity, and without assuming any personal liability whatsoever, after making due inquiry that:

(a)	the Corporation has relied on section 2.20 of National Instrument 54-101 (the "Instrument") to abridge the time prescribed in subsections 2.1(b), 2.2(1) and 2.5(1) of the Instrument;

(b)	the Corporation has arranged to have proxy-related materials for the Meeting sent in compliance with the Instrument to all beneficial owners at least 21 days before the date fixed for the Meeting; and

(c)	the Corporation has arranged to have carried out all of the requirements of the Instrument in addition to the foregoing.

DATED this 26th day of April, 2012.

(signed) "Robert B. Michaleski"
Robert B. Michaleski
Chief Executive Officer